EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

November 1st, 2012	NYSE - AMEX: ASM TSX-V: ASM FSE: GV6

AVINO SAMPLES 14,768 G/T AG OVER 0.4 M AT SAN GONZALO MINE

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to provide the following update of activities at its San Gonzalo Mine 80 km North East of Durango, Mexico.

San Gonzalo Development

Underground mining development is ongoing.  The decline from level 4 to level 5 has advanced 170 metres to date, and a total of 200 metres remain until the level 5 elevation of 2130 metres is reached.

The 4th level at 2175 metres elevation connects with the bottom of the old San Gonzalo workings.  The level has intersected the bottom of the main shaft from the original mining which ceased with the revolution in the early 20th century.

Avino has been drifting (mining) along the San Gonzalo vein on the 4th level.  Currently we have explored 150 m to the north west of the old shaft and 170 m to the South East.  To view a map of the progress with assay results please click here or visit Avino’s website.

The 4th level is the last level where old workings had removed some of the deposit.  The 5th level which we expect to reach before year-end will be all new development.

Drifting along the San Gonzalo vein on level 4 South East is ongoing. Avino staff channel sample the face after each round.  These samples are analyzed for silver, gold, copper, lead and zinc by fire assay and AA methods at the company’s own lab at the mine, providing a quick estimate of vein width, and grade.  Channel samples are then taken from the back and sent for assay by Inspectorate Labs for public release in compliance with NI 43-101 (Refer to assay methods in QA/QC section below).  The lengths sampled to date are as follows:

North West of Cross Cut (old shaft)
Length along Vein (m)	Average Width (m)	Silver (g/t)	Gold (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
38.78	1.65	387	1.60	610	5,790	9,270
55.61	2.15	654	2.40	890	13,580	24,610
Includes:
10.18	2.22	1,380	3.24	1180	9420	21120
Includes sample 166893 on sample line L64 – the highest grade Avino has sampled in 6 years at SG
	0.40	14,768	14.57	12,300	39,100	39,000
6.27	1.90	243	1.80	510	3,490	6,830
10.54	1.47	45	0.23	180	2,280	5,160

South East of Cross Cut (Old Shaft)
Length along Vein (m)	Average Width (m)	Silver (g/t)	Gold (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
39.33	1.79	429	1.98	630	4,950	8,980

Many of the samples taken produced silver assays results greater than 1,000 g/t confirming earlier drill results which indicated the deposit is significantly higher grade at depth ,than at level 2 where the 10,000 tonne bulk sample test was drawn from in 2010.  For a comprehensive list of sample assays on level 4 please click here or visit Avino’s website.

Avino’s president, Mr. David Wolfin stated the following:  “We are very pleased to see the grades improving substantially as we get deeper into the mine as we expected.  This, along with significantly better recoveries that were independently verified from the lower levels of the mine should significantly improve our production output in the coming months and years”

The vein on level 4 North West of the old shaft has increased in width to 3 metres.  Avino will be able to use the “Cut &Fill” mining technique allowing Avino to develop mill feed faster and more cost effectively than “Shrinkage Stopping”.

Total stockpile tonnage from San Gonzalo to date is 22,688 tonnes and consists of development and mineralized material from levels 2, 3 and 4 and the draw down from stope 3-200.

QA/QP

Assays of the channel samples were analyzed at Inspectorate labs in Reno, Nevada. Gold analyses were by 30-gram fire assay with an atomic absorption finish.  Gold “overlimits” were re-analyzed with 30g fire assay with a gravimetric finish. Silver, copper, zinc and lead are analyzed as part of a multi-element inductively coupled argon plasma ("ICP") package using a four-acid digestion with over-limit results for silver and gold being reanalyzed with assay procedures using fire assay and gravimetric.

Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to become a significant low cost primary silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.